Filing under Rule 425 under the U.S. Securities Act of 1933
Filer: Fiat Industrial S.p.A.
Subject Company: CNH Global N.V.
CNH Global N.V.’s Exchange Act File No.: 005-53289

Fiat Industrial and CNH Global Announce Name of Company
to Result From Mergers

Turin – Burr Ridge, June 6, 2013 – Fiat Industrial S.p.A. (MI: FI) and CNH Global N.V. (NYSE: CNH) announced today that the name of the Fiat Industrial subsidiary, FI CBM Holdings N.V., into which Fiat Industrial and CNH are proposed to be merged, will be changed to CNH Industrial N.V. (“CNH Industrial”).

If the mergers are approved by the requisite votes of the Fiat Industrial shareholders and the CNH shareholders, Fiat Industrial and CNH will each be merged into CNH Industrial. CNH Industrial’s shares will be listed on the New York Stock Exchange and shortly after the closing of the merger on the Mercato Telematico Azionario managed by Borsa Italiana.

The merger agreement contains customary representations and warranties and the mergers are subject to customary closing conditions, including a condition capping the exercise of withdrawal rights by Fiat Industrial shareholders and opposition rights by Fiat Industrial creditors, at €325 million in the aggregate. The mergers are also subject to approval by the shareholders of each of Fiat Industrial and CNH. Fiat Industrial, as 87% shareholder of CNH, has agreed to vote its CNH shares in favor of the merger at the CNH shareholders’ meeting. The merger is expected to close during the third quarter of 2013.

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Fiat Industrial S.p.A. is a global leader in the capital goods sector that, through its various businesses, designs, produces and sells agricultural and construction equipment (CNH Global N.V.), trucks, commercial vehicles, buses and special vehicles (Iveco S.p.A.), in addition to engines and transmissions for those vehicles and for marine applications (FPT Industrial S.p.A.). Present in all major markets worldwide, Fiat Industrial is focused on expanding its presence in high growth markets, including through new joint ventures. Further information on Fiat Industrial Group and its businesses is available on the corporate website www.fiatindustrial.com.

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,500 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed on the New York Stock Exchange (NYSE: CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). Further information on CNH and its Case and New Holland products can be found on the corporate website www.cnh.com.

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For more information contact:
Fiat Industrial S.p.A.
Via Nizza 250, 10126 Torino
Tel. +39 011 006 2464, Fax +39 011 006 2094
mediarelations@fiatindustrial.com www.fiatindustrial.com
CNH Investor Relations
+1 (630) 887-3745

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the U.S. Securities and Exchange Commission. CNH Global N.V. (“CNH”) and Fiat Industrial S.p.A. (“Fiat Industrial”) shareholders who are U.S. persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the U.S. Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. CNH’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Fiat Industrial will make the effective registration statement available for free to shareholders of CNH and Fiat Industrial in the United States.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to CNH, Fiat Industrial and the proposed business combination between them. All statements included in this communication concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: uncertainties as to whether the proposed business combination will be consummated, uncertainties as to the timing of the proposed business combination, uncertainties as to how many shareholders will participate in the proposed business combination, the risk that the announcement of the proposed business combination may make it more difficult for CNH or Fiat Industrial to establish or maintain relationships with its employees, suppliers and other business partners, the risk that the businesses of CNH or Fiat Industrial will be adversely impacted during the pendency of the proposed business combination; the risk that the operations of CNH and Fiat Industrial will not be integrated successfully, the risk that the expected cost savings and other synergies from the proposed business combination may not be fully realized, realized at all or take longer to realize than anticipated, and other economic, business and competitive factors affecting the businesses of CNH and Fiat Industrial generally, including those set forth in CNH’s annual report on Form 20-F for the year ended December 31, 2012, filed by CNH with the SEC on March 1, 2013 and in the annual report of Fiat Industrial for the year ended December 31, 2012. These forward-looking statements speak only as of the date of this communication and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

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